

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

July 25, 2025

Christopher Neczypor
Executive Vice President and Chief Financial Officer
Lincoln National Corporation
150 N. Radnor-Chester Road
Suite A305
Radnor, PA 19087

      **Re: Lincoln National Corporation
Form 10-K for the Fiscal Year Ended December 31, 2024
File No. 001-06028**

Dear Christopher Neczypor:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                   Sincerely,

                   Division of Corporation Finance
                   Office of Finance

cc: Nancy Smith